SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Wynn Resorts, Ltd.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

983134107

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 983134107	13G

1	NAMES OF REPORTING PERSONS Jefferies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,810,459 (1) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,810,459 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,459 (1) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.01% (1) (see Item 4)
12	TYPE OF REPORTING PERSON BD

(1)	Includes all shares of Common Stock beneficially owned by Jefferies LLC and Jefferies International Limited.

CUSIP No. 983134107	13G

1	NAMES OF REPORTING PERSONS Jefferies International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,810,459 (1) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,810,459 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,459 (1) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.01% (1) (see Item 4)
12	TYPE OF REPORTING PERSON BD, FI

(1)	Includes all shares of Common Stock beneficially owned by Jefferies LLC and Jefferies International Limited.

CUSIP No. 983134107	13G

1	NAMES OF REPORTING PERSONS Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,810,459 (1) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,810,459 (1) (see Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,810,459 (1) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.01% (1) (see Item 4)
12	TYPE OF REPORTING PERSON HC

(1)	Includes all shares of Common Stock beneficially owned by Jefferies LLC and Jefferies International Limited.

Item 1(a).	Name of Issuer:

Wynn Resorts, Ltd. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3131 Las Vegas Boulevard South, Las Vegas, NV 89109

Item 2(a).	Name of Person Filing:

Jefferies LLC

Jefferies International Limited

Jefferies Financial Group Inc.

(each a “Reporting Person” and collectively, the “Reporting Persons”)

An agreement among the Reporting Persons that this Schedule 13G is filed on behalf of each of them is attached hereto as Exhibit 1.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

520 Madison Ave., New York, NY 10022

Item 2(c).	Citizenship:

The responses of the Reporting Persons to Row 4 in each of their respective cover pages are incorporated herein by reference.

Item 2(d).	Title and Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

983134107

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☒	Broker or dealer registered under Section 15 of the Exchange Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☒	A non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J)

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K)

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: Jefferies International Limited is a broker dealer entity, authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to broker or dealer covered in Item 3(a) above.

Item 4.	Ownership.

(a)-(c) The responses of the Reporting Persons to Rows 5, 6, 7, 8, 9 and 11 in each of their respective cover pages which relate to the beneficial ownership of Common Stock, as of December 31, 2022, are incorporated herein by reference.

As of December 31, 2022, the Reporting Persons beneficially owned in the aggregate 6,810,459 shares of Common Stock, representing approximately 6.01% of the shares of Common Stock outstanding (based on 113,313,591 shares outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).

Item 5.	Ownership of Five Percent or Less of a Class.

As of February 13, 2023, the Reporting Persons beneficially owned in the aggregate 89,646 shares of Common Stock, representing approximately 0.08% of the shares of Common Stock outstanding (based on 113,313,591 shares outstanding as of November 1, 2022, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022).

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the Common Stock, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Jefferies LLC (“JLLC”) is a broker or dealer registered under Section 15 of the Exchange Act and Jefferies International Limited (“JIL”) is a broker or dealer authorized and regulated by the Financial Conduct Authority in the United Kingdom which is comparable to the regulatory scheme applicable to a broker or dealer registered under Section 15 of the Exchange Act. Both JLLC and JIL are subsidiaries of Jefferies Financial Group Inc., which have filed this Schedule 13G pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

(b) By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to a broker or dealer authorized and regulated by the Financial Conduct Authority in the United Kingdom is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

JEFFERIES LLC

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President, General Counsel and Secretary

JEFFERIES INTERNATIONAL LIMITED

By:	/s/ Anne Breslin
Name: Anne Breslin
Title: Managing Director

JEFFERIES FINANCIAL GROUP INC.

By:	/s/ Michael J. Sharp
Name: Michael J. Sharp
Title: Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement by and among the Reporting Persons